BB

RECEIVED MAR 0 1 2006 SEC MAIL PROCESSING SECTION 213 WASH. D.C.

[redacted]

SECURI 06005570 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34084

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Brokerage Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

770 North Water Street
(No. and street)

Milwaukee (City) **Wisconsin** (State) **53202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Vice President **(414) 765-8195**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 East Wells Avenue (Address) **Milwaukee** (City) **WI** (State) **53202** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 1 4 2006 E THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Brokerage Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

CARRIE HANDLER NOTARY PUBLIC STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&I Brokerage Services, Inc.

(SEC I.D. 8-34084)

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedules as of December 31, 2005, Independent Auditors' Report and Supplemental Report on Internal Control Structure

M&I BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
M&I Brokerage Services, Inc.:

We have audited the following financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a wholly-owned subsidiary of Marshall & Ilsley Corporation, for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of M&I Brokerage Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of M&I Brokerage Services, Inc. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2006

M&I BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$7,643,238
RECEIVABLE FROM CLEARING ORGANIZATION	141,943
OTHER RECEIVABLES	778,350
PREPAID EXPENSES	120,645
CAPITALIZED INTERNAL SOFTWARE	472,802
EQUIPMENT—Net	250,384
GOODWILL	114,944
OTHER ASSETS	476,375
TOTAL	$9,998,681

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$1,106,098
Accounts payable to affiliates	1,051,441
Total liabilities	2,157,539
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 2,500 shares issued and outstanding	2,500
Additional paid-in capital	5,183,104
Retained earnings	2,655,538
Total stockholder's equity	7,841,142
TOTAL	$9,998,681

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Sale of investment company shares	$ 16,544,436
Securities commissions	1,630,657
Annuity commissions	3,663,041
Insurance program management fee income	1,510,056
Interest	180,462
Other	2,621,334
Total revenue	26,149,986
EXPENSES:	
Referral charges	14,003,095
Salaries and benefits	4,374,601
Clearance	592,847
Occupancy and equipment	501,293
Communications	150,023
Promotional	49,491
Other	1,381,424
Total expenses	21,052,774
INCOME BEFORE PROVISION FOR TAXES	5,097,212
PROVISION FOR TAXES	2,044,724
NET INCOME	$ 3,052,488

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—December 31, 2004	$ 2,500	$ 5,097,597	$ 1,603,050	$ 6,703,147
Net income			3,052,488	3,052,488
Tax benefit of stock options		85,507		85,507
Dividends paid to parent			(2,000,000)	(2,000,000)
BALANCE—December 31, 2005	$ 2,500	$ 5,183,104	$ 2,655,538	$ 7,841,142

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:	
Net income	$ 3,052,488
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	278,363
Deferred taxes	168,697
Increase in accounts receivable and other assets	(90,668)
Decrease in accounts payable and accrued expenses	(430,635)
Tax benefit of stock options	85,507
Net cash provided by operating activities	3,063,752
INVESTING ACTIVITIES:	
Purchase of equipment	(57,621)
Additions to capitalized internal software	(107,070)
Net cash used in investing activities	(164,691)
FINANCING ACTIVITIES—Dividends paid to parent	(2,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	899,061
CASH AND CASH EQUIVALENTS:	
Beginning of year	6,744,177
End of year	$ 7,643,238
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Interest paid during year	$ 5,564
Income taxes paid during year	$ 2,068,928

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—M&I Brokerage Services, Inc. (the "Corporation") is a wholly-owned subsidiary of Marshall & Ilsley Corporation ("M&I"). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Corporation offers and sells mutual funds, variable annuities, and unit investment trusts for its customers which are cleared on a direct and fully-disclosed basis. Also, the Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully-disclosed basis.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. As of December 31, 2005, $7,426,622 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund which represents a concentration of credit risk. As of December 31, 2005, $216,616 was invested in an M&I demand deposit account.

Securities Transactions—The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement date basis which is not materially different from a trade date basis.

Equipment—Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $125,105 in 2005 and accumulated depreciation expense at December 31, 2005, was $1,254,544.

Capitalized Internal Software—The Corporation capitalizes costs for software that will be used solely for its operations following the criteria of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the costs of this internal software are capitalized beginning at the software application development phase. Capitalized internal software costs are amortized using the straight-line method over a sixty-month period. Amortization expense for the capitalized internal software was $153,258 in 2005 and accumulated amortization expense at December 31, 2005, was $792,422.

Goodwill and Other Intangibles—Goodwill is not amortized, but is evaluated at least annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Corporation performed its annual test for impairment as of June 30, 2005. Accordingly, the Corporation has concluded that there continues to be no impairment with respect to goodwill.

Federal Income Taxes—The Corporation is included in the consolidated Federal income tax return of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this

method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. TRANSACTIONS WITH RELATED PARTIES

The Corporation has certain related party arrangements with M&I affiliates whereby the Corporation receives revenue for the management of M&I Insurance Services, commissions on sales of mutual fund and trust assets and other fees charged to M&I affiliates for ancillary services. In addition, the Corporation pays a referral commission to M&I affiliates on products sold by the affiliate on behalf of the Corporation. Also, M&I and M&I affiliates charge the Corporation for occupancy and other ancillary services. In 2005, the Corporation recorded the following transactions with M&I and M&I affiliates:

	Revenue (Expense)
Sale of investment company shares	$ 1,953,098
Insurance program management fee income	1,510,056
Managed asset allocation portfolio commissions	1,156,392
Non-bank service fees	747,316
Referral commissions	275,102
Bond revenue	112,529
Salaries and benefits	38,040
Referral charges	(14,003,095)
Management services fees	(255,650)
Bank service charges	(222,034)
Occupancy and equipment	(93,336)
Communications	(34,479)
Data processing service fees	(6,330)

Managed asset allocation portfolio commissions, non-bank service fees, bond revenue and referral commissions are included as Other Revenue on the Statement of Income. Data processing service fees, bank service charges, and management service fees are included as Other Expenses on the Statement of Income. These transactions may not be reflective of those that would have been incurred between unrelated parties.

In addition, certain of the Corporation's employees are participants in the M&I stock option plan. As permitted under SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), M&I elected to measure and account for share-based compensation cost using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APBO 25"), *Accounting for Stock Issued to Employees*. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock. No compensation cost has been recorded for the year ended December 31, 2005. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) replaces SFAS 123, and

supercedes APBO 25. Statement 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued at the date of grant. The Corporation will be required to adopt Statement 123(R) beginning in fiscal 2006.

3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2005, the Corporation's ratio of aggregate indebtedness to net capital was .38 to 1 and net capital, as defined, was $5,607,993, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

4. INCOME TAXES

The current and deferred portions of the provision for income taxes are:

Current:	
Federal	$1,510,541
State	365,486
	1,876,027
Deferred:	
Federal	133,685
State	35,012
	168,697
Total provision for taxes	$2,044,724

The difference between the Corporation's effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2005, are as follows:

Deferred tax assets:	
Accrued post retirement benefits	$ 41,098
Reserves	36,024
Deferred compensation	165,617
Other	11,401
Total deferred tax assets	254,140
Deferred tax liabilities:	
Capitalized software	204,253
Depreciation	7,007
Total deferred tax liabilites	211,260
Net deferred tax assets	$ 42,880

5. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I sponsors a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant, and which covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to a maximum of 6% of eligible compensation are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $357,644 in 2005.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2005, totaled $64,983,365. The 2005 net periodic postretirement benefit expense was $7,176, representing the Corporation's portion of the overall M&I consolidated 2005 postretirement expense of $4,582,730.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2006 was 9% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.0% for pre-age 65 and for post-age 65 retirees in 2010 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2005, consolidated M&I accumulated obligation by approximately $9,111,000 and the 2005 consolidated M&I postretirement expense by $827,000.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation in 2005 was 5%.

* * * * * *

SUPPLEMENTAL SCHEDULES

M&I BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2005

Total equity		$ 7,841,142
Nonallowable equity		
Total equity qualified for net capital		7,841,142
Allowable subordinated liabilities		
Total capital and allowable subordinated liabilities		7,841,142
Nonallowable assets:		
Trailer fees receivable	$ 649,467	
Receivables from affiliates	215,395	
Equipment, net	250,384	
Other nonallowable assets	969,371	
		2,084,617
Net capital before securities haircuts		
Haircuts on securities		(148,532)
NET CAPITAL		$ 5,607,993
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)		$ 143,835
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 5,357,993
EXCESS NET CAPITAL AT 1000%		$ 5,392,239
TOTAL AGGREGATE INDEBTEDNESS		$ 2,157,539
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		38 %

Note: The information in this schedule is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2005, as amended.

M&I BROKERAGE SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2005

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing LLC, division of The Bank of New York Company, Inc.

Note: The information in this Schedule II is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2005, as amended.

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
M&I Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a wholly-owned subsidiary of Marshall & Ilsley Corporation, for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 24, 2006